LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G [illegible] CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading S

03045482

03 DEC 30 AM 7:21

SEC 12g3-2(b) exemption: 82-3640

Date: December 11, 2003

Leeward announces approval of Set Ga Done property concession

James W. Davis, President, is pleased to announce that the Set Ga Done concession agreement has been approved on December 10, 2003 by the government of Myanmar. The following message has been received:

> We are pleased to inform you that the Cabinet at its meeting 40/2003 held on 20-11-2003 resolved to permit our proposal for investment in Northern Shan State (Set Ga Done area) between Department of Geological Survey and Mineral Exploration and Leeward Capital Corp. of Canada. Hence, Myanmar Investment Commission issued the permit on 10 December, 2003.

The Set Ga Done block consists of 700 square kilometres (70,000 hectares) centered about a drill-ready gold zone. The concession is located in northern Shan State about 200 km north-northeast of the city of Mandalay and 90 km from the boundary with Yunnan Province in China.

Local artisanal miners have been exploiting lode and alluvial gold at Set Ga Done since 1989, and small-scale underground mining continues at present. These workings exceed 600 metres in length. Two previous attempts at drilling this zone with a lightweight diamond drill rig failed due to poor ground conditions, including an open stope at shallow depths. One partial intersection was obtained: 9.80 g/t gold intersected over 4.77 m prior to encountering an open stope over the next 2.44 metres. Thus, this zone extends a minimum distance of 600 metres on surface before disappearing beneath a carbonate unit. The gold mineralization is hosted by Triassic volcanics with the overlying limestone being Lower Cretaceous in age. This general geological setting has some similarities to the Carlin Trend in Nevada.

A second gold zone is also known within the property at Nga Mu Gyi. This gold zone is exposed for 50 metres along strike and was worked by local miners between 1987 and 1993 to a depth of 60 m before water problems terminated this operation.

In cooperation with our partners Jet Gold Inc., Leeward will undertake an exploration program early in 2004 consisting of diamond drilling of the known gold zones. In addition, detailed mapping and geochemical sampling will be carried out to evaluate the Carlin exploration model and to follow up previous stream sampling which defined a series of gold geochemical anomalies.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

No Canadian stock exchange has approved or disapproved the contents of this release.